January 27, 2014

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Ohr Pharmaceutical, Inc.
Registration Statement on Form S-3
Filed January 17, 2014
File No. 333-193434

Greetings:

The Registrant referred to in the above-mentioned Registration Statement hereby requests that such Registration Statement, as amended, be declared effective at 5:00 p.m., January 31, 2014, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the undersigned are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above Registration Statement.

800 Third Avenue, 11th Floor, New York, NY 10022

January 27, 2014

Please acknowledge receipt hereof on the enclosed copy of this letter.

Very truly yours,

OHR PHARMACEUTICAL, INC.

By:	/s/ Irach Taraporewala
Irach Taraporewala
President and Chief Executive Officer

By:	/s/ Sam Backenroth
Sam Backenroth
Principal Financial Officer, Principal Accounting Officer and Controller

cc:	Amy Reischauer
James Kardon, Esq.